SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 4)


                             OCEAN SHORE HOLDING CO.
-----------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, $0.01 par value per share
-----------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     67501P107
-----------------------------------------------------------------------------
                                  (CUSIP Number)

                                  December 31, 2009
-----------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** The beneficial ownership of the Reporting Persons in this form is reported as of February 3, 2010.

--------------------------------------------------------------------------------
CUSIP NUMBER           67501P107
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Hovde Capital Advisors LLC / 03-0430205

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[ ]
            (b)[ ]
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Organized: State of Delaware
--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                   6.   SHARED VOTING POWER
REPORTING
PERSON WITH:                432,944 shares
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            432,944 shares
--------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            432,944 shares (FN1)
--------------------------------------------------------------------------------
10.         CHECK  IF THE  AGGREGATE  AMOUNT  IN  ROW  (9)
            EXCLUDES CERTAIN SHARES (see Instructions).  [ ]
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.92%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           67501P107
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners Master Fund LP / 98-0605530

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[ ]
            (b)[ ]
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Organized: Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                   6.   SHARED VOTING POWER
REPORTING
PERSON WITH:                374,528 shares
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            374,528 shares
--------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            374,528 shares (FN1)
--------------------------------------------------------------------------------
10.         CHECK  IF THE  AGGREGATE  AMOUNT  IN  ROW  (9)
            EXCLUDES CERTAIN SHARES (see Instructions).  [ ]
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.12%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           67501P107
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners III, LP / 52-2199979

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[ ]
            (b)[ ]
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Organized: Delaware
--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                   6.   SHARED VOTING POWER
REPORTING
PERSON WITH:                46,535 shares
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            46,535 shares
--------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            46,535 shares (FN1)
--------------------------------------------------------------------------------
10.         CHECK  IF THE  AGGREGATE  AMOUNT  IN  ROW  (9)
            EXCLUDES CERTAIN SHARES (see Instructions).  [ ]
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.64%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           67501P107
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners IV, LP / 54-2075038

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[ ]
            (b)[ ]
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Organized: Delaware
--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                   6.   SHARED VOTING POWER
REPORTING
PERSON WITH:                11,881 shares
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            11,881 shares
--------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,881 shares (FN1)
--------------------------------------------------------------------------------
10.         CHECK  IF THE  AGGREGATE  AMOUNT  IN  ROW  (9)
            EXCLUDES CERTAIN SHARES (see Instructions).  [ ]
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.16%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           67501P107
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Eric D. Hovde

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[ ]
            (b)[ ]
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                   6.   SHARED VOTING POWER
REPORTING
PERSON WITH:                432,944 shares
                       ---------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER

                            0
                       ---------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

                            432,944 shares
--------------------------------------------------------------------------------
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            432,944 shares (FN1)
--------------------------------------------------------------------------------
10.         CHECK  IF THE  AGGREGATE  AMOUNT  IN  ROW  (9)
            EXCLUDES CERTAIN SHARES (see Instructions).  [ ]
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.92%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

FN 1. This Schedule 13G is being filed by the Reporting Persons (as defined below) with respect to 432,944 shares (the "Reported Shares") of common stock of Ocean Shore Holding Co., par value $0.01 (the "Shares"), which constitutes approximately 5.92% of the issued and outstanding Shares. For purposes hereof, the term "Reporting Persons" means Eric D. Hovde, a citizen of the United States ("EDH"), Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Financial Institution Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("FIP Master Fund"), Financial Institution Partners III, L.P., a Delaware limited partnership ("FIP III"), and Financial Institution Partners IV, L.P., a Delaware limited partnership ("FIP IV"). Hovde Capital I, LLC, a Delaware limited liability company ("HC1") is the general partner of FIP Master Fund. Hovde Capital, Ltd., a Nevada limited liability company ("HCLTD") is the general partner of FIPIII. Hovde Capital Limited IV, LLC, a Delaware limited liability company ("HCLTDIV") is the general partner of FIPIV. EDH is the managing member of the Investment Manager and each of the general partners of FIP Master Fund, FIP III, and FIP IV (collectively, the "General Partners"). The General Partners have delegated voting and dispositive power over the Shares to the Investment Manager. The Investment Manager provides investment management services to FIP Master Fund, FIP III and FIP IV.

Item 1(a).  Name of Issuer:

            Ocean Shore Holding Co. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1001 Asbury Avenue
            Ocean City, NJ 08226

Item 2

      (a).  Name of Person Filing

            Hovde Capital Advisors LLC
            Financial Institution Partners Master Fund, L.P
            Financial Institution Partners III, L.P.
            Financial Institution Partners IV, L.P.
            Eric D. Hovde

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


      (b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Reporting Persons listed above is:

            1826 Jefferson Place, N.W.,
            Washington, D.C. 20036.

      (c).  Citizenship:

            Hovde Capital Advisors LLC, Delaware
            Financial Institution Partners Master Fund, L.P., Cayman Islands Financial Institution Partners III, L.P., Delaware

            Financial Institution Partners IV, L.P., Delaware
            Eric D. Hovde,  United States

      (d).  Title of Class of Securities:

            Common stock, par value $0.01 per share (the "Common Stock").

      (e).  CUSIP Number:

            The CUSIP number of the Common Stock is 67501P107.

Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]    Broker or dealer  registered  under  section  15 of the Act (15 U.S.C.
          78o).
(b)[ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).
(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).
(e)[ ]    An     investment     adviser    in     accordance     with    Section
          240.13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

     This Schedule 13G is being filed by Financial Institution Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to the "FIP Master Fund"), Financial Institution Partners III, L.P., a Delaware limited partnership (hereinafter referred to as "FIPIII"), Financial Institution Partners IV, L.P., a Delaware limited partnership (hereinafter referred to as "FIPIV", and together with the Master Fund and FIPIII, the "Funds"), Hovde Capital I LLC, a Delaware limited liability company (hereinafter referred to as "HC1"), Hovde Capital, Ltd, a Nevada limited liability company (hereinafter referred to as "HCLTD"), Hovde Capital Limited IV, LLC, a Delaware limited liability company (hereinafter referred to as "HCLTDIV" and together with HC1 and HCLTD, the "General Partners"), Hovde Capital Advisors LLC, a Delaware limited liability company (hereinafter referred to as "Investment Manager"), and Eric D. Hovde (hereinafter referred to as "EDH"). HC1 is the general partner to the FIP Master Fund, and as such may be deemed to be the beneficial owner of all shares held by the FIP Master Fund. HCLTD is the general partner to FIPIII, and as such may be deemed to be the beneficial owner of all shares held by FIPIII. HCLTDIV is the general partner to FIPIV, and as such may be deemed to be the beneficial owner of all shares held by FIPIV. The Investment Manager is the investment manager of each of FIP Master Fund, FIPIII, and FIPIV, and as such may be deemed to be the beneficial owner of all shares held by the Funds. EDH is a managing member of the Investment Manager and the General Partners, and as such may be deemed to be the beneficial owner of all shares held by the Funds.

     As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

Hovde Capital Advisors LLC
--------------------------

            (a) Amount beneficially owned: 432,944.
            (b) Percent of class: 5.92%.
            (c) Number of shares as to which the person has:
               (i) Sole power to vote or to direct the vote: 0.
               (ii) Shared power to vote or direct the vote: 432,944.
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared  power to dispose or to direct the  disposition  of:
               432,944.

Financial Institution Partners Master Fund, L.P.
------------------------------------------------

            (a) Amount beneficially owned: 374,528.
            (b) Percent of class: 5.12%.
            (c) Number of shares as to which the person has:
               (i) Sole power to vote or to direct the vote: 0.
               (ii) Shared power to vote or direct the vote: 374,528.
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared  power to dispose or to direct the  disposition  of:
               374,528.

Financial Institution Partners III, L.P.
----------------------------------------

            (a) Amount beneficially owned:  46,535.
            (b) Percent of class: 0.64%.
            (c) Number of shares as to which the person has:
               (i) Sole power to vote or to direct the vote: 0.
               (ii) Shared power to vote or direct the vote: 46,535.
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared  power to dispose or to direct the  disposition  of:
               46,535.

Financial Institution Partners IV, L.P.
---------------------------------------

            (a) Amount beneficially owned:  11,881.
            (b) Percent of class: 0.16%.
            (c) Number of shares as to which the person has:
               (i) Sole power to vote or to direct the vote: 0.
               (ii) Shared power to vote or direct the vote: 11,881.
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared  power to dispose or to direct the  disposition  of:
               11,881.

Eric D. Hovde
-------------

            (a) Amount beneficially owned: 432,944.
            (b) Percent of class: 5.92%.
            (c) Number of shares as to which the person has:
               (i) Sole power to vote or to direct the vote: 0.
               (ii) Shared power to vote or direct the vote: 432,944.
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared  power to dispose or to direct the  disposition  of:
               432,944.


     Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

Item 8.  Identification and Classification of Members of the Group

            Not Applicable


Item 9.  Notice of Dissolution of Group

            Not Applicable

Item 10.  Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

         Exhibit A - Joint Filing Agreement dated February 4, 2010.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                          02/04/2010
                                              ----------------------------
                                                            Date

                                              HOVDE CAPITAL ADVISORS LLC

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member

                                              FINANCIAL INSTITUTION PARTNERS
                                              MASTER FUND, L.P.
                                              By: Hovde Capital I, LLC,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              FINANCIAL INSTITUTION PARTNERS
                                              III, L.P.
                                              By: Hovde Capital, Ltd,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              FINANCIAL INSTITUTION PARTNERS
                                              IV, L.P.
                                              By: Hovde Capital Limited IV, LLC,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              ERIC D. HOVDE

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde





                                    Exhibit A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  February 4, 2010


                                              HOVDE CAPITAL ADVISORS LLC

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member

                                              FINANCIAL INSTITUTION PARTNERS
                                              MASTER FUND, L.P.
                                              By: Hovde Capital I, LLC,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              FINANCIAL INSTITUTION PARTNERS
                                              III, L.P.
                                              By: Hovde Capital, Ltd,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              FINANCIAL INSTITUTION PARTNERS
                                              IV, L.P.
                                              By: Hovde Capital Limited IV, LLC,
                                              its general partner

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde
                                              Its: Managing Member


                                              ERIC D. HOVDE

                                              BY: /s/ Eric D. Hovde
                                              ----------------------------
                                              Eric D. Hovde